FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”) Suite 500 - 360 Bay Street Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

October 19, 2005

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000. The securities issued under the private placement are subject to a four-month resale restriction and the entire placement is subject to CNQ approval. This closing is the third and final closing of a previously announced private placement for gross proceeds to the Company of $3,861,780.

Haywood Securities Inc. lead the syndicate of agents (collectively the “Agents”), which included Coniston Investment Corp. For their services in connection with the private placement, the Company paid to the Agents a cash commission equal to 8% of the gross proceeds and issued the Agents compensation options entitling the Agents to purchase that number of Units, (as defined in the press release dated September 15, 2005) equal to 10% of the number of Securities sold.

Proceeds from this third and final closing will be used to help finance ongoing exploration of the Company’s Canadian exploration properties.

Item 5.	Full Description of Material Change

See News Release dated October 19, 2005.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 19th day of October 2005.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES NOR FOR DESSIMINATION IN THE UNITED STATES

GRANDVIEW GOLD CLOSES $500,000 FINANCING

October 19, 2005 - Toronto, Ontario – Grandview Gold Inc. (CNQ: GVGI) ("Grandview Gold" or the “Company”) announced today the closing of a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000. The securities issued under the private placement are subject to a four-month resale restriction and the entire placement is subject to CNQ approval. Today’s closing is the third and final closing of a previously announced private placement for gross proceeds to the Company of $3,861,780.

Haywood Securities Inc. lead the syndicate of agents (collectively the “Agents”), which included Coniston Investment Corp. For their services in connection with the private placement, the Company paid to the Agents a cash commission equal to 8% of the gross proceeds and issued the Agents compensation options entitling the Agents to purchase that number of Units, (as defined in the press release dated September 15, 2005) equal to 10% of the number of Securities sold.

Proceeds from this third and final closing will be used to help finance ongoing exploration of the Company’s Canadian exploration properties.

These securities have not been registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
360 Bay Street, Suite 500
Toronto, ON, Canada, M5H 2V6
Phone: 416 409 8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.